UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated October 24, 2023

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Suite 1401 Level 14, 219-227 Elizabeth Street

Sydney NSW 2000 Australia

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

OTHER EVENTS

Convertible Purchase Note Agreement for a total of US$15 million funding with Nextglass Solutions Inc.

On October 24, 2023, Integrated Media Technology Limited ("IMTE" or the "Company") entered into a US$15 million Convertible Note Purchase Agreement (the "Purchase Agreement") with Nextglass Solutions Inc. ("Nextglass"), a Delaware corporation, to raise a total of US$15,000,000. Pursuant to the Purchase Agreement, Nextglass will invest US$15,000,000 under a convertible note (the "Note") which is non-interest bearing and maturing in two years from the date of the Note. The holder of the Note has the right to convert the principal into ordinary shares of the Company at a conversion price of US$1.42 per share over the term of the Note. The conversion price is subject to downward adjustment and has a floor price of US$1.00 if the Company sells ordinary shares below the conversion price within 12 months from the date of the Note. The Holder has the right to request repayment under certain conditions including if the Company does not maintain its Nasdaq listing status. The holder of the Note is also entitled to piggyback registration rights. Furthermore, there is a conversion limitation such that no conversion can be effected if after such conversion Nextglass would own more than 19.99% equity interest in the Company. This transaction is expected to close on or before October 31, 2023.

The Company will use the proceeds of the US$15,000,000 raise to invest in the smartglass lamination operation.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the text thereof filed as an exhibit hereto, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 24, 2023

Integrated Media Technology Limited

By:	/s/ Dr. Megat Radzman Bin Megat Khairuddin
Name:	Dr. Megat Radzman Bin Megat Khairuddin
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Convertible Note Purchase Agreement between Nextglass Solutions Inc. and the Company